Exhibit 4.9

AGREEMENT IN RESPECT OF OPERATING RIGHTS OF THE PROJECT ON

LAND PLOTS NUMBERS 112 AND 113 OF “NUMBER 1, REPULSE BAY”

PARTY A: CHINA NORTHEAST LOGISTICS CITY CO., LTD.

PARTY B: XINCHENG DISTRICT CONSTRUCTION COMMAND BUREAU, TIELING CITY

ATTESTING UNIT: PEOPLE’S GOVERNMENT OF TIELING CITY

PLACE OF EXECUTION OF AGREEMENT: TIELING CITY, LIAONING PROVINCE

AGREEMENT IN RESPECT OF OPERATING RIGHTS OF THE PROJECT ON

LAND PLOTS NUMBERS 112 AND 113 OF “NUMBER 1, REPULSE BAY”

Party A:	China Northeast Logistics City Co., Ltd.

Address:	Level 12, Xinyong Building, 32 Guangyu Street, Yinzhou District, Tieling City

Legal Representative: Cheng Chung Hing

Telephone:	0410-6138888	Facsimile:	0410-6135678

Party B:	Xincheng District Construction Command Bureau, Tieling City

Address:

Person-in-charge:

Telephone:	Facsimile:

Attesting Unit:	People’s Government of Tieling City

Address:	15 Shifu Road, Yinzhou District, Tieling City

Legal Representative:

Telephone:	0410-4609680	Facsimile:	0410-4603221

Whereas:

I.	Party A and the People’s Government of Tieling City entered into the “Strategic Cooperation Framework Contract in respect of the Construction of New Tieling City” and the “Contract in respect of the Commercial, Trading and Residential Area Construction Project of New Tieling City” on 29 December 2006 and 13 February 2007, respectively, pursuant to which both parties agreed to develop and construct the commercial, trading and residential area construction project of New Tieling City in two phases and the People’s Government of Tieling City undertook, in the course of development and construction of Phase I of the Project, to purchase residences with a gross floor area of not less than 800,000 square metres from Party A on a group basis for the civil servants and staff of municipal government of Tieling.

II.	As the strategic cooperation partner of the People’s Government of Tieling City and the first investor of the initial development and construction phase of the New Tieling City, Party A has been proactively committed in the development, construction and introduction of business and capital of the New City Area under the relatively difficult conditions in all aspects in order to enhance presence, drive development and construction and increase popularity of the New City Area.

III.	Party B as the organisation directly designated by the People’s Government of Tieling City with full responsibility for the development and construction of the New City Area and the right to enter into all legal documents relating to the development and construction of the New City Area and implement all agreements of those legal documents, on behalf of the People’s Government of Tieling City.

In order to speed up the progress of the development and construction of the New City Area of Tieling City, all parties to this Agreement hereby agreed to handover the detailed operations of the project engineering and construction, capital raising, sale of commodity property and property management of Land Plots Number 112 and Number 113 of “NUMBER 1, Repulse Bay”, which has been invested and constructed by Party A, to Party B. Based on the principles of equality, willingness, fairness, honesty and trustworthiness, after thorough negotiations and at the attestation of the People’s Government of Tieling City, Party A and Party B reached this Agreement for mutual compliance and implementation:

Article 1 Overview of Operating Project

1.1	Phase 1 of the Commercial, Trading and Residential Area Construction Project of the New Tieling City, that is, “Number 1, Repulse Bay”, located at Fanhe Town, Tieling County, Tieling City, with a land area of approximately 862,965 square metres, comprised 4 land plots. The Land Use Rights Certificate number of each land plot is: Tie Ling Xian Guo Yong (2007) No.112 (hereinafter referred to as the “Land Plot No. 112”), Tie Ling Xian Guo Yong (2007) No.113 (hereinafter referred to as the “Land Plot No. 113”), Tie Ling Xian Guo Yong (2007) No.114, and Tie Ling Xian Guo Yong (2007) No.115.

1.2	The Operating Project described in this Agreement refers to: the construction project (hereinafter referred to as the “Project”) erected on Land Plot No. 112 and Land Plot No. 113 of “Number 1, Repulse Bay”, with a land area of approximately 773,019 square metres and its four boundaries as recorded on the land use rights certificates, primarily for the provision of residences to civil servants and staff of the municipal government of Tieling.

1.3	Contents of the Project construction: construction and engineering of residences, villas, car-parks, shops, clubhouses and kindergartens and ancillary projects, such as piping networks, environment and landscaping.

1.4	Scope and area for sale: all construction of residences, villas, car-parks and shops, other than clubhouses and kindergartens, with a saleable area of approximately 1,250,000 square metres (actual area shall be subject to the Land Use Rights Grant Contract entered into between Party A and the state-owned land department).

Article 2 Present Situations of Construction and Sales of the Project

As at 31 August 2008, the situations of the construction and sales of the Project were as follows:

2.1 Construction situation: construction of a gross floor area of approximately 1.27 million square metres commenced already, save for the construction of high block in the north which has not yet commenced.

2.2 Sales situation: 2,652 units of residences with a gross floor area of approximately 300,000 square metres were sold.

Article 3 Time, Scope and Contents of the Project for Handover of Operation to Party B

3.1 Time for handover of operation of the Project: from 1 September 2008 onwards.

3.2 Scope of operation of the Project for handover: based on the present situations of construction and sales status of Party A prior to September 2008, Party B will assume the operation management of the engineering and construction, capital raising, housing sales and property management of the Project erected on Land Plots No. 112 and 113 of “Number 1, Repulse Bay”, and enjoy and bear the gains, risks, economic and legal responsibilities arising therefrom.

3.3 All types of contracts for the Project (including but not limited to engineering planning and design contracts, materials and equipment procurement contracts, construction works contracts, sales contracts, mortgage loan contracts and all contracts, agreements and undertakings relating to the Project which have been listed as an appendix to this Agreement) entered into by Party A and the relevant parties prior to 1 September 2008 shall continue to be valid, and the responsibilities under such contracts, agreements and undertakings required to be fulfilled by Party A shall continue to be fulfilled by Party B fully. Rights, obligations, undertakings and relevant economic and legal responsibilities under such contracts shall be transferred fully to be enjoyed and borne by Party B exclusively.

3.4 Subsequent to entering into this Agreement and prior to the transfer of the Land Use Rights Certificates:

3.4.1 In respect of all types of contracts for the Project signed by Party A with the relevant parties, where the contents of the terms of individual contracts are required to be adjusted and enhanced by Party B as a result of the requirements of the Project, Party B shall negotiate and determine the terms of the supplemental contract directly with the other party or its related party to the contract and Party A shall sign the supplemental contract with the other party to the contract based on the confirmation documents signed and sealed by the Person-in-charge of Party B, but the rights, obligations and economic and legal responsibilities of Party A agreed under the supplemental contract shall be borne and implemented by Party B fully.

3.4.2 All contracts for the Project (including but not limited to engineering contracts and sales contracts), which have not been entered into, shall be entered into in the name of Party A, but the relevant negotiations, confirmations of terms, rights and obligations of contracts, economic and legal responsibilities shall be responsible and borne by Party B. Party A shall sign the contract/agreement with the other party to the contract based on the confirmation documents signed and sealed by the Person-in-charge of Party B.

3.4.3 All businesses of advertising and promotions involved in the course of operation of the Project shall be disseminated in the name of Party A, but Party B shall be responsible for all expenses and economic and legal responsibilities arising therefrom.

3.5 Subsequent to 1 September 2008, Party B shall be responsible for resolving and bearing the relevant responsibilities of all disputes arising therefrom during the course of operation of the Project. Any direct or indirect losses to Party A resulting therefrom shall be compensated fully by Party B timely.

3.6 Party B shall be responsible for reporting timely and bearing all taxes and expenses arising therefrom during the course of operation of the Project.

3.7 Party B shall be responsible for the selection and appointment of professional property management company to conduct the property management of the Project and ensure the provision of professional and quality property management services.

Article 4 Financial Settlements and Project Rewards

4.1 Subsequent to entering into this Agreement, all receipts arising therefrom the course of operation of the Project shall be received by Party A, on behalf of Party B, and deposited into the designated accounts of Party B timely.

4.2. Subsequent to entering into this Agreement, Party B shall be responsible for timely payments of all expenses arising therefrom the course of operation of the Project. Such expenses shall include but not limited to:

4.2.1 Prior to entering into this Agreement, relevant expenses (including late payments and default penalties) arising from contracts, agreements and undertakings which Party A has signed but the payment obligations of which have not yet fulfilled;

4.2.2 Subsequent to entering into this Agreement, relevant expenses (including late payments and default penalties) arising from contracts, agreements and undertakings which Party A has signed in its name due to the requirements of the Project by Party B;

4.2.3 All taxes and expenses (including relevant expenses arising from the vouchers) arising therefrom the course of operation of the Project.

4.3 Originals of all vouchers (including but not limited to invoices) arising therefrom the course of operation of the Project shall be retained by Party A for keeping accounting records.

4.4 Prior to entering into this Agreement, revenue received from and all funds invested into the Project by Party A shall be settled according to the actual situation (please refer to the appendix for the list of breakdowns) and Party B shall pay the sum to Party A prior to 31 December 2008.

4.5 In view of the large amounts of manpower, finance and materials invested into the Project by Party A, Party B has agreed to pay a reward to Party A for the transfer of the operating rights of the Project at RMB80 (after tax) per square metre based on the total gross floor area (that is, 1.27 million square metres) of the Project presently under construction.

The timing of payments shall be as follows:

4.5.1 50% of the total amount of the rewards, RMB50,800,000, shall be paid by Party B prior to 31 December 2008;

4.5.2 The remaining 50%, RMB50,800,000, shall be paid by Party B to Party A upon completion of 90% of the engineering workload of the Project, but the latest timing of payment shall be no later than 31 March 2009.

4.6 Party B has agreed to pay the said amounts stipulated in Articles 4.4 and 4.5 of this Agreement so that such amounts could be used for paying the relevant amounts of land grant premium for the land use at “Number 2, Repulse Bay” (the nature of usage of such land plot is the same as “Number 1, Repulse Bay” and the grant price will not be higher than the grant price of “Number 1, Repulse Bay”) and warranted that Party A shall obtain the original Land Use Rights Certificate for the land use at “Number 2, Repulse Bay” issued by the state-owned land department within 30 days of the dates of payments of the relevant amounts of land grant premium for “Number 2, Repulse Bay”.

Article 5 Other Matters of the Handover of Operation

5.1 Within seven working days of the date of entering into this Agreement, both Party A and Party B shall handle and complete the handover procedures of all the work of the Project.

5.2 Prior to entering into this Agreement, Party A shall be responsible for completing the settlements of engineering and piling and foundation engineering of individual construction units leaving the site and Party B shall complement and assist in the payments of the relevant amounts.

5.3 Prior to the inspection for the completion of the Project, Party A shall complement with Party B’s requirements for secondment of Party A’s existing management personnel of the Project. All expenses (including wages, benefits and insurances of personnel) incurred by such personnel during the period of secondment shall be borne by Party B (A summary list of the basic conditions of such personnel under secondment forms an appendix to this Agreement).

5.4 The appendices to this Agreement include: all types of contracts/agreements signed by Party A, list of breakdowns of sales receipts and payments, technical information such as plans, engineering files, budget information and electronic files of the Project, summary list of basic conditions of personnel under secondment and all undertakings relating to the Project given by Party B to Party A. Such appendices shall form an integral part of this Agreement and shall have the same legal effect as this Agreement.

Article 6 Confidentiality

All parties to this Agreement shall be responsible, to the best endeavour, for the confidentiality of the information and materials obtained during the course of entering into and fulfilling this Agreement and the contents of this Agreement. Subject to the requirements of laws and regulations, no party shall disclose the information and materials of the other party and the contents of this Agreement to any person or unit outside this Agreement without the written consent of the other party, or otherwise bear the responsibility of compensation to the abiding party.

Article 7 Miscellaneous

7.1 Subsequent to this Agreement becoming effective, this Agreement shall be fulfilled by both parties strictly. In the event of any event of breach, both parties shall, based on the principle of friendly negotiations, resolve and terminate the breach. Any losses caused by the party in breach shall be responsible for the compensation to the abiding party.

7.2 Any matters not mentioned in this Agreement shall be resolved by way of supplemental agreements.

7.3 In the event that some of the terms in this Agreement are found to be invalid, illegal or unable to be implemented, the continual validity and implementation of other provisions of this Agreement or the interests of both parties under this Agreement shall not be affected. Subsequent to entering into this Agreement, all verbal and written undertakings, consensuses, intentions or agreements relating to the subject-matter of this Agreement made by both Party A and Party B prior to this day shall be superseded by this Agreement.

7.4 This Agreement shall be valid from the signing and sealing by both Party A and Party B and the attesting unit until the completion of all matters in this Agreement or the transfer of the Land Use Rights Certificates of the Project to Party B/the third party designated by Party B.

7.5 There are 8 counterparts to this Agreement together with the Appendices, 3 copies for Party A, 3 copies for Party B and 2 copies for the attesting unit, which have the same legal effect.

Party A (Seal): China Northeast Logistics City Co., Ltd.

Legal Representative (Signature):

Date: 1 September 2008

Party B (Seal): Xincheng District Construction Command Bureau, Tieling City

Person-in-Charge (Signature):

Date:

Attesting Unit (Seal): People’s Government of Tieling City

Legal Representative (Signature):

Date: